7/21


03024832

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Matsui Securities Co, Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
JUL 30 2003
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 5215 FISCAL YEAR 3-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
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DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 7/29/03

File No. 82-5215

Consolidated Financial Summary under Japanese GAAP
For the Year Ended March 31, 2003

Date: April 24, 2003
Company name (code number): Matsui Securities, Co., Ltd. (8628)
Head Office: 1-20-7, Nihombashi, Chuo-ku, Tokyo 103-8253, Japan
Stock exchange listing (In Japan) Tokyo
Representative: Michio Matsui:
For inquiries: Toshihiro Takagi: Executive Director, Matsui Securities Co., Ltd.
TEL: +81-3-3281-3121
Application of US GAAP None

Note: All figures in the financial statements are rounded off to the nearest millionth.

ARIS
3-31-03

03 JUL 21 7:21

Consolidated financial summary for the year ended March 31, 2003

(1) Operating results

	Operating revenues		Net operating revenues		Operating income		Ordinary income	
	(Millions of Yen)	(Yr/Yr % change)	(Millions of Yen)	(Yr/Yr % change)	(Millions of Yen)	(Yr/Yr % change)	(Millions of Yen)	(Yr/Yr % change)
Year ended March 31, 2003	13,425	(5.0)	12,151	(6.3)	3,540	(−19.0)	3,518	(−10.7)
Year ended March 31, 2002	12,785	(58.2)	11,435	(−)	4,368	(44.6)	3,939	(31.3)

	Net income		Earnings/share	Fully diluted earnings/share	Earnings/ shareholders' equity	Ordinary income/ total assets
	(Millions of Yen)	(Yr/Yr % change)	(Yen)	(Yen)	(%)	(%)
Year ended March 31, 2003	1,485	(−20.6)	16.94	16.66	4.7	2.0
Year ended March 31, 2002	1,870	(20.7)	24.56	24.11	9.2	−

Note 1. Investment gain and loss on equity method: None
2. Average number of shares outstanding Year ended Mar. 31, 2003 87,673,327shares
Year ended Mar. 31, 2002 76,131,268shares
3. Change in accounting policies

(2) Financial position

	Total assets	Shareholders' equity	Shareholders' equity ratio	Shareholders' equity/share
	(Millions of Yen)	(Millions of Yen)	(%)	(Yen)
Year ended March 31, 2003	169,904	32,033	18.9	363.80
Year ended March 31, 2002	187,606	31,124	16.6	355.25

Note: 1. Number of shares outstanding Year ended Mar. 31, 2003 88,048,942 shares
Year ended Mar. 31, 2002 87,610,912 shares

(3) Cash Flows

	Cash flows from operating activities (Millions of Yen)	Cash flows from investing activities (Millions of Yen)	Cash flows from financing activities (Millions of Yen)	Cash and cash equivalent at end of period (Millions of Yen)
Year ended March 31, 2003	−6,236	−2,280	6,034	4,989
Year ended March 31, 2002	−12,211	−1,667	18,543	7,472

(4) Scope of consolidation and equity method

Consolidated subsidiaries: 1 company

Affiliates applicable of equity method: None

(5) Change in scope of consolidation and equity method

Change in scope of consolidation and equity method: None

Forecast of business results

The business results of securities brokerage companies depend on the market situation considerably, which makes it difficult for them to forecast the future business results. Accordingly, the Company does not issue such forecast while it discloses its quarterly business results instead of such forecasts.

Notice to readers:

The accompanying consolidated financial statements have been prepared in accordance with the provision set forth in the Commercial Code of Japan and the Securities and Exchange Law, and in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects from the application and disclosure requirements of International Accounting Standards.

The consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

1. Information on Group Companies

Translation omitted.

2. Management Policy

Translation omitted.

3. Outlook for Consolidated Operating Results for Fiscal 2002 (for the year ended March 31, 2003)

Translation omitted.

Consolidated Balance Sheets

Item	Note	March 31, 2002			March 31, 2003		
		Millions of Yen		%	Millions of Yen		%
(Assets)							
I Current Assets							
Cash and bank deposits			7,472			4,989	
Cash segregated as deposits			83,200			77,801	
Trading assets			—			1	
Net receivables arising from pre-settlement date trade			33			—	
Margin account assets			89,526			78,343	
Loans receivable from customers		84,201			72,777		
Cash deposited as collateral for securities finance companies		5,324			5,566		
Receivables from customers			5			236	
Short-term guarantee deposits			2,245			2,999	
Prepaid expenses			115			105	
Accrued income			728			775	
Deferred income taxes			483			188	
Others			27			332	
Allowance for doubtful accounts			(59)			(323)	
Total current assets			183,774	98.0		165,445	97.4
II Fired assets							
1 Tangible fixed assets	1		1,013	0.5		857	0.5
Buildings		368			345		
Equipment and instruments		361			227		
Land		285			285		
2 Intangible assets			1,397	0.7		2,165	1.3
Software		1,352			2,109		
Others		45			55		
3 Investments and others			1,421	0.8		1,438	0.8
Investment securities		1,053			665		
Investment in partnership		28			3		
Long-term loans receivable		9			50		
Long-term guarantee deposits		81			68		
Long-term prepaid expenses		3			7		
Deferred income taxes		74			565		
Others		173			130		
Allowance for doubtful accounts		–			(50)		
Total fixed assets			3,832	2.0		4,459	2.6
Total assets			187,606	100.0		169,904	100.0

Item	Note	March 31, 2002 Millions of Yen		%	March 31, 2003 Millions of Yen		%
(Liabilities)							
I Current liabilities							
Net payables arising from pre-settlement date trades			—			1	
Margin account liabilities			59,571			40,213	
Loans from securities finance companies		38,420			20,042		
Proceeds of securities sold on customers' accounts		21,151			20,171		
Payables on collateralized securities transactions:			4,735			4,864	
Cash deposits as collateral for securities loaned		4,735			4,864		
Deposits received			39,113			35,256	
Guarantee money received			48,535			47,743	
Suspense account for undelivered securities			2			—	
Short-term borrowings			512			6,694	
Deferred revenue			13			52	
Accounts payable			924			310	
Accrued expenses			403			477	
Accrued income taxes			1,320			136	
Accrued bonuses			111			98	
Others			33			0	
Total current liabilities			155,272	82.8		135,843	80.0
II Long-term liabilities							
Bond	2		500			500	
Long-term borrowings			78			484	
Reserve for directors' retirement bonuses			—			291	
Installment purchase obligation			143			—	
Others			0			0	
Total long-term liabilities			721	0.4		1,275	0.7
III Statutory reserves							
Reserve for securities transactions	3		488			753	
Total statutory reserves			488	0.2		753	0.4
Total liabilities			156,482	83.4		137,872	81.1
(Shareholders' equity)							
I Common Stock			11,381	6.1		—	—
II Additional paid-in capital			9,230	4.9		—	—
III Retained earnings			10,311	5.5		—	—
IV Net unrealized gain on investment			203	0.1		—	—
V Treasury stock			(0)	(0.0)		—	—
Total shareholders' equity			31,124	16.6		—	—
I Common stock			—	—		11,405	6.7
II Capital surplus			—	—		9,254	5.5
III Earned surplus			—	—		11,516	6.8
IV Net unrealized gain on investment			—	—		(140)	(0.1)
V Treasury stock			—	—		(2)	(0.0)
Total shareholders' equity			—	—		32,033	18.9
Total liabilities and shreholders' equity			187,606	100.0		169,904	100.0

Consolidated Statements of Income

Item	Note	Year ended March 31, 2002			Year ended March 31, 2003		
		Millions of Yen		%	Millions of Yen		%
I Operating revenues							
Commissions			10,215			10,240	
Brokerage commissions		9,543			9,516		
Underwriting and selling commissions		—			27		
Subscription and distribution commissions		157			16		
Others		514			680		
Net gain on trading			22			(39)	
Interest and dividend income			2,549			3,224	
Total operating revenues			12,785	100.0		13,425	100.0
II Interest expenses			1,350			1,274	
Net operating revenues			11,435	89.4		12,151	90.5
III Selling, general and administrative expenses			7,067	55.2		8,612	64.1
Transaction related expenses		1,857			1,635		
Employees' compensation and benefits		1,874			1,786		
Occupancy and rental		799			622		
Data processing and office supplies		964			2,564		
Depreciation		1,437			1,578		
Duties and taxes other than income taxes		29			25		
Provision of allowance for doubtful accounts		7			313		
Others		100			88		
Operating income			4,368	34.2		3,540	26.4
IV Non-operating income			34	0.2		14	0.1
V Non-operating expenses			463	3.6		35	0.3
New-share issuing costs		452			—		
Others		11			35		
Ordinary income			3,939	30.8		3,518	26.2

Item	Note	Year ended March 31, 2002 Millions of Yen		%	Year ended March 31, 2003 Millions of Yen		%
VI Special profits							
Net gain on settlement of retirement benefit plans		74			—		
Gain on sales of fixed assets		0			1		
Gain on sales of investment securities		0			—		
Recovery of write-offs		1			—		
Income from insurance policy		—			161		
Total special profits			76	0.6		162	1.2
VII Special losses							
Loss on sales and disposals of property and equipment		2			41		
Provision for statutory reserves		257			265		
Loss on sales of investment securities		16			—		
Loss on cancellation of lease contracts		1			6		
Retirement benefits for Company's executives	1	16			291		
Loss on disposals of software		126			—		
Devaluation loss on corporate golf membership and resort membership		2			6		
Special contributions to welfare pension plan	2	—			364		
Expenses for the Company's funeral service for the Company's deceased counselor		—			24		
Total special losses			421	3.3		996	7.4
Income before income taxes			3,595	28.1		2,684	20.0
Income taxes –current		2,108			1,153		
Income taxes –deferred		(383)	1,725	13.5	47	1,200	8.9
Net income			1,870	14.6		1,485	11.1

Consolidated Statements of Retained Earnings

Item	Note	Year ended March 31, 2002		Year ended March 31, 2003	
		Millions of Yen		Millions of Yen	
I Beginning balance of retained earnings			8,543		—
II Decrease in retained earnings:					
Cash dividends		41		—	
Bonuses to directors and corporate auditors		61		—	
(Bonuses to corporate auditors)		(4)	102	(—)	—
III Net income			1,870		—
IV Retained earnings at end of period			10,311		—
(Capital surplus)					
I Beginning balance of capital surplus			—		9,230
II Increase in capital surplus					
1 Issuance of new share on the execution of stock options		—	—	24	24
III Capital surplus at end of period			—		9,254
(Earned surplus)					
IV Beginning balance of earned surplus			—		10,311
V Increase in earned surplus					
1 Net income		—	—	1,485	1,485
VI Decrease in earned surplus					
1 Cash dividends		—	—	279	279
VII Earned surplus at end of period			—		11,516

Consolidated Statements of Cash Flows

Item	Note	Year ended March 31, 2002 Millions of Yen	Year ended March 31, 2003 Millions of Yen
I Cash flows from operating activities			
Income before income taxes		3,595	2,684
Depreciation and amortization		1,437	1,578
Net change in allowance for doubtful accounts		4	313
Net change in accrued bonuses		14	(14)
Net change in accrued severance indemnities		(176)	—
Net change in reserve for securities transactions		257	265
Interest and dividend income		(29)	(6)
Interest expenses		42	40
Interest income on margin transactions		(2,498)	(3,162)
Interest expenses on margin transactions		1,284	1,201
Gain on sales of equipment		(0)	(1)
Loss on sales and disposals of property and equipment		2	41
Loss on disposals of software		126	—
Gain on sales of investment securities		(0)	—
Loss on sales of investment securities		16	—
Devaluation loss on corporate golf and resort membership		2	6
Net change in deposits segregated for customers		(24,695)	5,399
Net change in trading assets		1	(1)
Net change in margin assets and liabilities		(19,709)	(8,175)
Net change in deposits received		9,786	(3,857)
Net change in cash collateral for securities loaned		3,735	129
Net change in guarantee deposits received		16,982	(793)
Net change in short-term guarantee deposits		(2,245)	(754)
Others		688	(634)
Sub total		(11,381)	(5,739)
Interest and dividends received		33	6
Interest paid		(42)	(38)
Interest on margin transactions received		2,355	3,104
Interest on margin transactions paid		(1,217)	(1,232)
Income taxes paid		(1,959)	(2,336)
Net cash flows from operating activities		(12,211)	(6,236)
II Cash flows from investing activities			
Net change in time deposits		40	—
Payments for purchases of property and equipment		(121)	(23)
Proceeds from sales of property and equipment		0	1
Payments for purchases of intangible assets		(1,056)	(2,100)
Payments for purchases of investment securities		(548)	(187)
Proceeds from sales of investment securities		12	—
Proceeds from maturity and cancellation of insurance		7	5
Others		(1)	23
Net cash flows from investing activities		(1,667)	(2,280)

Item	Note	Year ended March 31, 2002 Millions of Yen	Year ended March 31, 2003 Millions of Yen
Ⅲ Cash flows from financing activities			
Net change in short-term borrowings		(270)	6,000
Proceeds from long-term borrowings		—	800
Repayments of long-term borrowings		(162)	(212)
Payments for installment purchase obligation		(313)	(321)
Proceeds from issuance of new share		19,324	—
Proceeds from execution of stock options		—	48
Payments for purchase of treasury stock		(0)	(2)
Proceeds from sales of treasury stock		5	—
Dividends paid		(41)	(279)
Net cash flows from financing activities		18,543	6,034
Ⅳ Net change in cash and cash equivalent		4,665	(2,483)
Ⅴ Cash and cash equivalent at beginning of period		2,807	7,472
Ⅵ Cash and cash equivalent at end of period		7,472	4,989

Note:

Pursuant to the "Regulations of Consolidated Financial Statements" (Ministry of Finance Ordinance No. 28, 1976) and its Article 46 and 68, the consolidated financial statements of the Company are prepared in accordance with the "Cabinet Office Ordinance Concerning Securities Companies" (Prime Minister's Office Ordinance and Ministry of Finance Ordinance No. 32, 1998) and the "Uniform Accounting Standards of Securities Companies" (set by the board of directors of the Japan Securities Dealers' Association, November 14, 1974).

Due to the revisions of the "Regulations of Consolidated Financial Statements," the shareholders' equity part in the consolidated balance sheet for the six months ended September 30, 2002 and the statement of consolidated retained earnings are prepared in accordance with the these revised regulations.

Significant Accounting Policies for the Consolidated Financial Statements

1. Scope of consolidation

Number of consolidated subsidiary: 1 (Matsui Real Estate Co., Ltd.)

2. Application of equity method

The company has neither unconsolidated subsidiaries nor affiliates for which an equity method is to be applied.

3. Accounting period

The fiscal year of the consolidated subsidiary ends at March 31, the same fiscal year-end as that of the parent company.

4. Accounting policies

(1) Valuation of significant assets

① Securities and derivatives classified in trading assets:

Securities and derivatives classified in trading assets are valued at fair value.

② Securities and derivatives not classified in trading assets

Other securities, such as available-for-sale securities, whose fair values are readily determinable, are stated at fair value with unrealized gains or losses included as a component of shareholders' equity, net of applicable income taxes. Other securities not publicly quoted are stated at cost determined on a moving average method.

(2) Depreciation of depreciable assets

①Tangible fixed assets

The Company applies straight-line method while the consolidated subsidiary applies declining-balance method. Useful life for depreciation is 15 to 40 years for buildings and 4 to 10 years for equipment and instruments.

②Intangible assets

Straight-line method is primarily applied. Software for in-house use is depreciated under straight-line method based on internal estimated useful life (within 5 years).

(3) Accounting policies for significant provisions

①Allowance for doubtful accounts

An allowance for doubtful accounts is provided for estimated uncollectible doubtful accounts at an amount specifically assessed plus an amount computed based on historical loss experience.

②Accrued bonuses

Estimated amount of employees' bonuses is accrued.

(4) Accounting for significant lease transactions

Financial leases that do not transfer ownership to lessees are not capitalized and are accounted for in the same manner as operating leases ("non-capitalized finance leases").

(5) Other material items

National and local consumption taxes are separately recorded.

5. Statement of appropriation of retained earnings

Statements of appropriation of retained earnings are prepared based on the approved appropriation of retained earnings of consolidated companies.

6. Scope of "Cash and cash equivalents" in consolidated statements of cash flows

"Cash and cash equivalents" in consolidated statements of cash flow is defined as liquid fund including cash in hand, current account deposits and short-term investments which is exposed to negligible risk.

Notes to consolidated financial statements

(Notes to consolidated balance sheets)

1. Accumulated depreciation deducted from tangible fixed assets is as follows (millions of Yen):

Fiscal 2001	416
Fiscal 2002	428

2. Bond is subordinated bond under the Article 2 of "Cabinet Office Ordinance on the Capital Adequacy Rule for Securities Companies" (Cabinet Office Ordinance No. 23, 2001).

3. The Company accounts for Reserve for Securities Transactions for the possible customer losses by default of the securities company on securities transactions according to the Article 51 of the Securities Exchange Law.

(Notes to consolidated statements of income)

1. The Company accounted for retirement benefits for the Company's executives as special loss in response to the settlement of the retirement benefit plan on April 1, 2002. The amount of this benefit, which totaled 291 million Yen, is calculated based on the internal regulation for the retirement benefit for the executives.

2. The Company had been participating in an industry-wide multi-employer contributory welfare pension plan administered by the Securities Companies' Welfare Pension Fund and the annual contributions had been expensed as periodic pension costs. According to the withdrawal from the Fund dated July 31, 2002, The Company accounts for the special contribution of 364 million Yen as a special loss.

(Notes to consolidated statements of cash flows)

1. The reconciliation between the Cash and cash equivalent and the balance of cash in hand and at banks presented in the consolidated balance sheet is as follows (millions of Yen):

	FY2001	FY2002
Cash in hand and at banks	7,472	4,989
Cash and cash equivalent	7,472	4,989

(Segment information)

Information relating to operations in different industries has been omitted as the Company and its consolidated subsidiary operate predominately in the investment and financing service industry. The Company's primary business activities include brokerage, underwriting and distribution and trading of securities, and over 90% of the revenue, operating income or assets of the Company and its consolidated subsidiary are related to the investment and financing service industry.

Information relating to geographic area and export sales has been omitted, as the Company and its consolidated subsidiary do not hold overseas revenues nor overseas branches.

(Reference)

A Summary of Quarterly Consolidated Statements of Income

(Millions of Yen)

Item	1Q Fiscal 2001 ('01. 4. 1 – '01. 6.30)	2Q Fiscal 2001 ('01. 7. 1 – '01. 9.30)	3Q Fiscal 2001 ('01.10. 1 – '01.12.31)	4Q Fiscal 2001 ('02. 1. 1 – '02. 3.31)	Total Fiscal 2001 ('01. 4. 1 – '02. 3.31)	1Q Fiscal 2002 ('02. 4. 1 – '02. 6.30)	2Q Fiscal 2002 ('02. 7. 1 – '02. 9.30)	3Q Fiscal 2002 ('02.10. 1 – '02.12.31)	4Q Fiscal 2002 ('03. 1. 1 – '03. 3.31)	Total Fiscal 2002 ('02. 4. 1 – '03. 3.31)
Operating revenues	2,918	3,175	3,186	3,505	12,785	3,493	3,485	3,348	3,100	13,425
Commissions	2,427	2,448	2,606	2,734	10,215	2,777	2,588	2,542	2,332	10,240
Net gain on trading	12	6	5	(2)	22	0	(8)	(5)	(25)	(39)
Interst and dividend income	480	722	575	773	2,549	716	905	812	793	3,224
Interest expenses	191	412	312	435	1,350	245	329	328	372	1,274
Net operating revenues	2,728	2,763	2,874	3,070	11,435	3,248	3,156	3,020	2,728	12,151
Selling, general and administrative expenses	1,503	1,524	1,612	2,428	7,067	2,921	1,827	1,875	1,988	8,612
Transaction related expenses	487	485	447	439	1,857	429	409	403	394	1,635
Compensation and benefits	477	433	496	468	1,874	480	427	432	448	1,786
Occupancy and rental	194	202	190	213	799	285	169	89	80	622
Data processing and office supplies	173	184	310	297	964	555	659	701	649	2,564
Depreciation	138	184	135	979	1,437	1,123	141	154	161	1,578
Duties and taxes other than income taxes	11	11	3	4	29	10	7	4	4	25
Provision of allowance for doubtful accounts	—	—	—	7	7	—	—	75	239	313
Others	23	25	31	20	100	39	16	18	15	88
Operating income	1,224	1,239	1,263	643	4,368	328	1,328	1,144	739	3,540
Non-operating income and expenses	9	(448)	(0)	10	(429)	(11)	3	(0)	(13)	(21)
Ordinary income	1,233	791	1,262	653	3,939	316	1,331	1,144	726	3,518
Special profits and losses	(76)	(169)	(79)	(21)	(345)	(344)	(278)	(98)	(115)	(834)
Income before income taxes	1,157	622	1,183	632	3,595	(27)	1,054	1,047	612	2,684
Income taxes –current	537	402	551	618	2,108	2	48	635	467	1,153
Income taxes -deferred	20	(92)	16	(327)	(383)	(12)	400	(188)	(154)	47
Net income	601	312	617	341	1,870	(18)	605	599	298	1,485

Non-Consolidated Financial Summary under Japanese GAAP
For the Year Ended March 31, 2003

Date: April 24, 2003
Company name (code number): Matsui Securities, Co., Ltd. (8628)
Head Office: 1-20-7, Nihombashi, Chuo-ku, Tokyo 103-8253, Japan
Stock exchange listing (In Japan) Tokyo
Representative: Michio Matsui:
For inquiries: Toshihiro Takagi: Executive Director, Matsui Securities Co., Ltd.
TEL: +81-3-3281-3121
Unit of shares: 100 shares
Date of board meeting approving the account settlement: April 24, 2003
Date of the shareholders' meeting: June 22, 2003
Interim dividend: The Company's rule allows interim dividend is not to be paid for this period.

Note: All figures in the financial statements are rounded off to the nearest millionth.

Non-Consolidated financial summary for the year ended March 31, 2003

(1) Operating results

	Operating revenues		Net operating revenues		Operating income		Ordinary income	
	(Millions of Yen)	(Yr/Yr % change)	(Millions of Yen)	(Yr/Yr % change)	(Millions of Yen)	(Yr/Yr % change)	(Millions of Yen)	(Yr/Yr % change)
Year ended March 31, 2003	13,425	(5.0)	12,151	(6.3)	3,527	(−19.0)	3,505	(−10.6)
Year ended March 31, 2002	12,785	(58.2)	11,435	(−)	4,357	(44.4)	3,921	(31.2)

	Net income		Earnings/share	Fully diluted earnings/share	Earnings /shareholders' equity	Ordinary income/total assets
	(Millions of Yen)	(Yr/Yr % change)	(Yen)	(Yen)	(%)	(%)
Year ended March 31, 2003	1,478	(−20.5)	16.86	16.58	4.7	2.0
Year ended March 31, 2002	1,859	(20.5)	24.42	23.98	9.2	−

Note 1. Average number of shares outstanding Year ended Mar. 31, 2003 87,673,327 shares
Year ended Mar. 31, 2002 76,131,268 shares

2. Change in accounting policies: None

(2) Dividends

	Dividend			Annual total	Dividends Payout ratio	Dividends per shareholders' equity
		Interim	Annual			
	(Yen)	(Yen)	(Yen)	(Millions of Yen)	(%)	(%)
Year ended March 31, 2003	5.04	0.00	5.04	444	30.03	1.39
Year ended March 31, 2002	3.19	0.00	3.19	279	15.03	0.90

(3) Financial position

	Total assets (Millions of Yen)	Shareholders' equity (Millions of Yen)	Shareholders' equity ratio (%)	Earnings/ shareholders' equity (Yen)	Capital Adequacy ratio (%)
Year ended March 31, 2003	169,857	31,987	18.8	363.29	843.2
Year ended March 31, 2002	187,560	31,086	16.6	354.82	843.4

Note			
	1. Outstanding shares at end of period	Year ended Mar. 31, 2003	88,048,942 shares
		Year ended Mar. 31, 2002	87,610,912 shares
	2. Number of treasury stocks	March 31, 2003	2,357 shares
		March 31, 2002	168 shares

Non-Consolidated Balance Sheets

Item	Note	March 31, 2002 Millions of Yen		%	March 31, 2003 Millions of Yen		%
(Assets)							
I Current assets							
Cash and bank deposits			7,401			4,887	
Cash segregated as deposits			83,200			77,801	
Trading assets			—			1	
Net receivables arising from pre-settlement date trades			33			—	
Margin account assets			89,526			78,343	
Loans receivable from customers		84,201			72,777		
Cash deposits as collateral for securities borrowed from securities		5,324			5,566		
Receivables from customers and others			5			236	
Short-term guarantee deposits			2,245			2,999	
Prepaid expenses			110			103	
Accrued income			728			775	
Deferred income taxes			482			188	
Others			27			333	
Allowance for doubtful accounts			(59)			(323)	
Total current assets			183,698	97.9		165,342	97.3
II Fixed assets							
1 Tangible fixed assets	1		660	0.4		509	0.3
Buildings		293			276		
Equipment and instruments		361			227		
Land		6			6		
2 Intangible assets			1,397	0.7		2,165	1.3
Software		1,352			2,109		
Others		45			55		
3 Investments and others			1,805	1.0		1,841	1.1
Investment securities		1,053			665		
Shares of affiliate		450			450		
Investment in partnership		28			3		
Long-term loans receivables		9			50		
Long-term guarantee deposits		15			22		
Long-term prepaid expenses		3			7		
Deferred income taxes		74			565		
Others		173			130		
Allowance for doubtful accounts		—			(50)		
Total fixed assets			3,862	2.1		4,515	2.7
Total assets			187,560	100.0		169,857	100.0

Item	Note	Year ended March 31, 2002 Millions of Yen		%	Year ended March 31, 2003 Millions of Yen		%
(Liabilities)							
I Current liabilities							
Net payables arising from pre-settlement date trades			—			1	
Margin account liabilities			59,571			40,213	
Loans from securities finance companies		38,420			20,042		
Proceeds of securities sold on customers' account		21,151			20,171		
Payables on collateralized securities transactions			4,735			4,864	
Cash deposits as collateral for securities loaned		4,735			4,864		
Deposits received			39,113			35,256	
Guarantee money received			48,535			47,743	
Suspense account for undelivered securities			2			—	
Short-term borrowings			512			6,694	
Deferred revenue			13			52	
Accounts payable			923			311	
Accrued expenses			403			476	
Accrued income taxes			1,314			135	
Accrued bonuses			111			98	
Others			33			—	
Total current liabilities			155,265	82.8		135,842	80.0
II Long-term liabilities							
Bond	2		500			500	
Long-term borrowings			78			484	
Reserve for directors' retirement bonuses			—			291	
Installment purchase obligations			143			—	
Total long-term liabilities			721	0.4		1,275	0.8
III Statutory reserves							
Reserve for securities transactions	3		488			753	
Total statutory reserves			488	0.2		753	0.4
Total liabilities			156,474	83.4		137,870	81.2

Item	Note	March 31, 2002 Millions of Yen		%	March 31, 2003 Millions of Yen		%
(Shareholders' equity)							
I Common stock			11,381	6.1		—	—
II Additional paid-in capital			9,230	4.9		—	—
III Earned surplus reserves			159	0.1		—	—
IV Other retained earnings							
1 Voluntary reserves			4,250			—	
Special purpose reserve		4,250			—		
2 Net income			5,864			—	
Total other retained earnings			10,114	5.4		—	—
V Net unrealized gain on investment			203	0.1		—	—
VI Treasury stock			(0)	(0.0)		—	—
Total shareholders' equity			31,086	16.6		—	—
I Common stock			—	—		11,405	6.7
II Capital surplus							
1 Additional paid-in capital			—			9,254	
Total capital surplus			—	—		9,254	5.4
III Earned surplus							
1 Earned surplus reserves			—			159	
2 Voluntary reserves			—			4,250	
Special purpose reserves		—			4,250		
3 Unappropriated retained earnings			—			7,062	
Total earned surplus			—	—		11,471	6.8
IV Net unrealized gain on investment			—	—		(140)	(0.1)
V Treasury stock			—	—		(2)	(0.0)
Total shareholders' equity			—	—		31,987	18.8
Total liabilities and shareholders' equity			187,560	100.0		169,857	100.0

Non-consolidated Statements of Income

Item	Note	Year ended March 31, 2002 Millions of Yen		%	Year ended March 31, 2003 Millions of Yen		%
I Operation revenues							
Commissions			10,215			10,240	
Brokerage commissions		9,543			9,516		
Underwriting and selling commissions		—			27		
Subscription and distribution commissions		157			16		
Others		514			680		
Net gain on trading	1		22			(39)	
Interest and dividend income			2,549			3,224	
Total operating revenues			12,785	100.0		13,425	100.0
II Interest expenses			1,350			1,274	
Net operating revenues			11,435	89.4		12,151	90.5
III Selling, general and administrative expenses			7,079	55.3		8,624	64.2
Transaction related expenses		1,857			1,635		
Employees' compensation and benefits		1,869			1,781		
Occupancy and rental		833			655		
Data processing and office supplies		964			2,564		
Depreciation	2	1,427			1,570		
Duties and taxes other than income taxes		22			19		
Provision of allowance for doubtful accounts		7			313		
Others		99			88		
Operating income			4,357	34.1		3,527	26.3
IV Non-operating income			28	0.2		13	0.1
V Non-operating expenses			463	3.6		35	0.3
New-share issuing costs		452			—		
Others		11			35		
Ordinary income			3,921	30.7		3,505	26.1

Item	Note	Year ended March 31, 2002			Year ended March 31, 2003		
		Millions of Yen		%	Millions of Yen		%
VI Special profits							
Net gain on settlement of retirement benefit plans		74			—		
Gain on sales of fixed assets		0			1		
Gain on sales of investment securitiies		0			—		
Recovery on write-offs		1			—		
Income from insurance policy		—			161		
Total special profits			76	0.6		162	1.2
VII Special losses							
Loss on sales and disposals of property and equipment		2			40		
Provision for statutory reserves		257			265		
Loss on sales of investment securities		16			—		
Loss on cancellation of lease contract		1			6		
Retirement benefits for Company's executives	3	16			291		
Loss on disposals of software		126			—		
Devaluation loss on corporate golf membership and resort membership		2			6		
Special contributions to welfare pension plan	4	—			364		
Expenses for the Company's funeral service for the Company's deceased counselor		—			24		
Total special losses			421	3.3		995	7.4
Income before income taxes			3,576	28.0		2,672	19.9
Income taxes –current		2,100			1,148		
Income taxes –deferred		(383)	1,717	13.5	46	1,194	8.9
Net income			1,859	14.5		1,478	11.0
Unappropriated retained earnings at the beginning of period			4,005			5,585	
Unappropriated retained earnings at the end of period			5,864			7,062	

Statements of appropriation of retained earnings

Item	Note	Fiscal 2001 (For the year ended March 31, 2002) *2 (Millions of Yen)		Fiscal 2002 (For the year ended March 31, 2003) (Millions of Yen)	
Ⅰ Unappropriated retained earnings at the beginning of period			5,864		7,062
Ⅱ Appropriation					
Dividends *1		279	279	444	444
Ⅲ Unappropriated retained earnings brought forward to the following period			5,585		6,619

*Note 1 For fiscal 2001: Cash dividend per share 3.19 Yen

For fiscal 2002: Cash dividend per share 5.04 Yen (subject to an approval at shareholders' meeting)

2 The appropriation of retained earnings for fiscal 2001 was approved at the shareholders' meeting on June 16, 2002.

Note:

Pursuant to the "Regulations of Financial Statements" (Ministry of Finance Ordinance No. 59, 1963) and its Article 2, the non-consolidated financial statements of the Company are prepared in accordance with the "Cabinet Office Ordinance Concerning Securities Companies" (Prime Minister's Office Ordinance and Ministry of Finance Ordinance No. 32, 1998) and the "Uniform Accounting Standards of Securities Companies" (set by the board of directors of the Japan Securities Dealers' Association, November 14, 1974).

Due to the revisions of the "Regulations of Financial Statements," the shareholders' equity part in the non-consolidated balance sheet for the six months ended September 30, 2002 is prepared in accordance with these revised regulations.

Significant Accounting Policies for the Non-Consolidated Financial Statements

1. Accounting policies

(1) Valuation of securities and derivatives

①Securities and derivatives classified in trading assets:

Securities and derivatives classified in trading assets are valued at fair value.

②Securities and derivatives not classified in trading assets:

Other securities, such as available-for-sale securities, whose fair values are readily determinable, are stated at fair value with unrealized gains or losses included as a component of shareholders' equity, net of applicable income taxes. Other securities not publicly quoted are stated at cost determined on a moving average method.

(2) Depreciation of depreciable assets

①Tangible fixed assets

The Company applies straight-line method. Useful life for depreciation is 15 to 40 years for buildings and 4 to 10 years for equipment and instruments.

②Intangible assets

Straight-line method is primarily applied. Software for in-house use is depreciated under straight-line method based on internal estimated useful life (within 5 years).

(3) Accounting policies for significant provisions

①Allowance for doubtful accounts

An allowance for doubtful accounts is provided for estimated uncollectible doubtful accounts at an amount specifically assessed plus an amount computed based on historical loss experience.

②Accrued bonuses

Estimated amount of employees' bonuses is accrued.

③Reserve for Securities Transactions

The Company accounts for Reserve for Securities Transactions for the possible customer losses by default of the securities company on securities transactions according to the article 51 of the Securities Exchange Law and the Article 35 of the "Cabinet Office Ordinance Concerning Securities Companies."

(4) Accounting for significant lease transactions

Financial leases that do not transfer ownership to lessees are not capitalized and are accounted for in the same manner as operating leases ("non-capitalized finance leases").

(5) Other material items

National and local consumption taxes are separately recorded.

Notes to non-consolidated financial statements:

(Notes to non-consolidated balance sheets)

1. Accumulated depreciation deducted from tangible fixed assets is as follows (millions of Yen) :

Fiscal 2001	293
Fiscal 2002	301

2. Bond is subordinated bond under the Article 2 of "Cabinet Office Ordinance on the Capital Adequacy Rule for Securities Companies" (Cabinet Office Ordinance No. 23, 2001).

3. The Company accounts for Reserve for Securities Transactions for the possible customer losses by default of the securities company on securities transactions according to the Article 51 of the Securities Exchange Law.

(Notes to non-consolidated statements of income)

1. Breakdown of net trading gains (millions of Yen) :

	FY2001	FY2002
Stocks	22	(39)
Bonds and others	(1)	1
Bonds	(1)	—
Others	—	1
Total	22	(39)

2. Breakdown of depreciation expenses(millions of Yen)

	FY2001	FY2002
Tangible fixed assets	132	131
Intangible fixed assets	1,279	1,426
Investments and others	16	13
Total	1,427	1,570

3. The Company accounted for retirement benefits for the Company's executives as special loss in response to the settlement of the retirement benefit plan on April 1, 2002. The amount of this benefit, which totaled 291 million Yen, is

calculated based on the internal regulation for the retirement benefit for the executives.

4. The Company had been participating in an industry-wide multi-employer contributory welfare pension plan administered by the Securities Companies' Welfare Pension Fund and the annual contributions had been expensed as periodic pension costs. According to the withdrawal from the Fund dated July 31, 2002, The Company accounts for the special contribution of 364 million Yen as a special loss.

Supplemental Information for Non-Consolidated Financial Summary

1. Commission revenues

(1) Commission revenues by Item

(Millions of Yen)

	Year ended March 31, 2003 (A)	Year ended March 31, 2002 (B)	Comparison (A) / (B)
Brokerage commission	9,516	9,543	99.7%
(Stocks)	9,424	9,489	99.3%
(Bonds)	–	1	–
(Beneficiary certificates)	79	54	148.0%
(Others)	13	–	–
Underwriting and selling	27	–	–
Subscription and distribution	16	157	10.4%
Others	680	514	132.3%
Total	10,240	10,215	100.2%

(2) Commission revenues by product

(Millions of Yen)

	Year ended March 31, 2003 (A)	Year ended March 31, 2002 (B)	Comparison (A) / (B)
Stocks	9,697	9,798	99.0%
Bonds	–	2	–
Beneficiary certificates	80	73	109.0%
Others	463	342	135.1%
Total	10,240	10,215	100.2%

2. Net trading gains

(Millions of Yen)

	Year ended March 31, 2003 (A)	Year ended March 31, 2002 (B)	Comparison (A) / (B)
Stocks	(39)	22	–
Bonds and others	1	(1)	–
Bonds	–	(1)	–
Others	1	–	–
Total	(39)	22	–

3. Stock Trading

(Millions of shares, Millions of Yen)

	Year ended March 31, 2003 (A)		Year ended March 31, 2002 (B)		Comparison (A) / (B)	
	Number of shares	Value	Number of shares	Value	Number of shares	Value
Total	13,214	5,570,458	12,797	5,520,103	103.3%	100.9%
(Proprietary trading)	15	10,009	34	33,934	43.0%	29.5%
(Brokerage)	13,199	5,560,449	12,763	5,486,170	103.4%	101.4%
Brokerage/Total	99.9%	99.8%	99.7%	99.4%		
Brokerage commission per share (Yen)	0.69		0.70			

4. Underwriting and selling, subscription and distribution

(Millions of shares)

			Year ended March 31, 2003 (A)	Year ended March 31, 2002 (B)	Comparison (A) / (B)
Underwriting and selling	Stocks	(Number of shares)	0	–	–
		(Value)	642	–	–
	Bonds	(Face value)	–	–	–
	Beneficiary certificates	(Value)	–	–	–
	Commercial paper and others	(Face value)	–	–	–
Subscription and distribution	Stocks	(Number of shares)	0	3	1.7%
		(Value)	973	4,826	20.2%
	Bonds	(Face value)	–	180	–
	Beneficiary certificates	(Value)	382	3,511	10.9%
	Commercial paper and others	(Face value)	19	–	–

5. Capital Adequacy Ratio

(Millions of Yen)

			As of March 31, 2003	As of March 31, 2002
Tier I capital		(A)	31,987	30,604
Tier II capital	Net unrealized gain on investment		–	203
	Statutory reserves		753	488
	Allowance for doubtful accounts		322	59
	Subordinated debts		500	500
	Total	(B)	1,575	1,250
Assets to be deducted from equity capital		(C)	4,417	3,075
Equity capital after deduction (A) + (B) – (C)		(D)	29,145	28,779
Risk	Market risk		54	111
	Counter party risk		1,721	1,903
	Basic risk		1,680	1,398
	Total	(E)	3,456	3,412
Capital adequacy ratio		(D) / (E)	843.2%	843.4%

Note: Capital adequacy ratio as of March 31, 2002 is calculated with appropriated retained earnings being deducted from Tier I capital, while the ratio for March 31, 2003 are calculated without such deduction. Amounts for Mach 31, 2003 is rounded down to the nearest millionth while those for March 31, 2002 are rounded off to the nearest millionth.

6. Summary of Quarterly Non-Consolidated Statements of Income

(Millions of Yen)

Item	1Q Fiscal 2001 ('01. 4. 1 - '01. 6.30)	2Q Fiscal 2001 ('01. 7. 1 - '01. 9.30)	3Q Fiscal 2001 ('01.10. 1 - '01.12.31)	4Q Fiscal 2001 ('01. 1. 1 - '02. 3.31)	Total Fiscal 2001 ('02. 4. 1 - '02. 3.31)	1Q Fiscal 2002 ('02. 4. 1 - '02. 6.30)	2Q Fiscal 2002 ('02. 7. 1 - '02. 9.30)	3Q Fiscal 2002 ('02.10. 1 - '02.12.31)	4Q Fiscal 2002 ('03. 1. 1 - '03. 3.31)	Total Fiscal2002 ('02. 4. 1 - '03. 3.31)
Operating revenue	2,918	3,175	3,186	3,505	12,785	3,493	3,485	3,348	3,100	13,425
Commissions	2,427	2,448	2,606	2,734	10,215	2,777	2,588	2,542	2,332	10,240
Net trading gains	12	6	5	(2)	22	0	(8)	(5)	(25)	(39)
Interest and dividend income	480	722	575	773	2,549	716	905	812	793	3,224
Interest expenses	191	412	312	435	1,350	245	329	328	372	1,274
Net operating revenue	2,728	2,763	2,874	3,070	11,435	3,248	3,156	3,020	2,728	12,151
Selling, general and administrative expenses	1,505	1,529	1,615	2,429	7,079	2,921	1,832	1,880	1,991	8,624
Transaction related expenses	487	485	447	439	1,857	429	409	403	394	1,635
Employees' compensation and benefits	476	432	494	466	1,869	477	426	432	446	1,781
Occupancy and rental	203	211	199	220	833	292	177	97	88	655
Data processing and office supplies	173	184	310	297	964	555	659	701	649	2,564
Depreciation	136	182	133	977	1,427	1,121	139	152	159	1,570
Duties and taxes other than income taxes	8	10	2	3	22	7	6	2	3	19
Allowance	—	—	—	7	7	—	—	75	239	313
Others	23	25	31	20	99	39	16	18	15	88
Operating income	1,222	1,234	1,259	641	4,357	327	1,324	1,139	736	3,527
Non-operating income and expenses	7	(449)	(2)	9	(435)	(12)	2	1	(13)	(22)
Ordinary income	1,230	785	1,257	650	3,921	315	1,326	1,140	723	3,505
Special profits and losses	(76)	(169)	(79)	(21)	(345)	(343)	(278)	(98)	(114)	(833)
Income before income taxes	1,154	616	1,178	629	3,576	(28)	1,049	1,042	609	2,672
Income taxes -current	536	400	549	616	2,100	2	47	634	466	1,148
Income taxes -deferred	20	(92)	16	(327)	(383)	(12)	400	(188)	(154)	46
Net income	598	308	613	339	1,859	(18)	603	597	296	1,478

7. Operational information for Netstock

First half of fiscal 1999

	Apr. 1999	May 1999	Jun. 1999	Jul. 1999	Aug. 1999	Sep. 1999
Number of Netstock accounts (Change)	4,097 (854)	5,226 (1,129)	6,401 (1,175)	8,679 (2,278)	10,586 (1,907)	13,286 (2,700)
Number of Netstock margin accounts (Change)	427 (68)	531 (104)	651 (120)	803 (152)	1,067 (264)	1,418 (351)
Number of share trades via Netstock	14,569	12,455	20,139	26,819	28,068	39,609
Total value of shares traded via Netstock (Millions of Yen)	11,434	9,561	17,989	27,287	26,995	38,689

Second half of fiscal 1999

	Oct. 1999	Nov. 1999	Dec. 1999	Jan. 2000	Feb. 2000	Mar. 2000
Number of Netstock accounts (Change)	18,085 (4,799)	20,823 (2,738)	22,714 (1,891)	24,815 (2,101)	27,577 (2,762)	29,768 (2,191)
Number of Netstock margin accounts (Change)	2,987 (1,569)	3,681 (694)	4,136 (455)	4,539 (403)	5,007 (468)	5,453 (446)
Number of share trades via Netstock	94,385	146,952	141,655	153,773	181,408	211,176
Total value of shares traded via Netstock (Millions of Yen)	92,902	170,220	163,266	180,021	234,337	248,548

First half of fiscal 2000

	Apr. 2000	May 2000	Jun. 2000	Jul. 2000	Aug. 2000	Sep. 2000
Number of Netstock accounts (Change)	30,226 (458)	30,856 (630)	31,842 (986)	32,739 (897)	34,206 (1,467)	35,118 (912)
Number of Netstock margin accounts (Change)	5,847 (394)	6,239 (392)	6,780 (541)	7,470 (690)	8,201 (731)	8,780 (579)
Number of share trades via Netstock	190,054	195,546	244,315	230,677	238,915	237,761
Total value of shares traded via Netstock (Millions of Yen)	202,550	211,881	242,515	232,400	257,194	235,491

Second half of fiscal 2000

	Oct. 2000	Nov. 2000	Dec. 2000	Jan. 2001	Feb. 2001	Mar. 2001
Number of Netstock accounts (Change)	35,638 (520)	36,649 (1,011)	38,017 (1,368)	39,518 (1,501)	42,397 (2,879)	45,353 (2,956)
Number of Netstock margin accounts (Change)	9,052 (272)	9,552 (500)	9,990 (438)	10,141 (151)	10,896 (755)	11,607 (711)
Number of share trades via Netstock	266,295	289,533	333,601	329,181	374,035	522,513
Total value of shares traded via Netstock (Millions of Yen)	251,411	252,883	277,347	283,804	301,900	426,629

First half of fiscal 2001

	Apr. 2001	May 2001	Jun. 2001	Jul. 2001	Aug. 2001	Sep. 2001
Number of Netstock accounts (Change)	48,153 (2,800)	51,396 (3,243)	53,910 (2,514)	57,715 (3,805)	60,278 (2,563)	63,100 (2,822)
Number of Netstock margin accounts (Change)	12,203 (596)	12,873 (670)	13,672 (799)	14,399 (727)	15,209 (810)	16,417 (1,208)
Number of share trades via Netstock	544,373	575,337	449,917	430,793	554,559	521,489
Total value of shares traded via Netstock (Millions of Yen)	474,530	538,348	396,759	364,249	462,512	413,319

Second half of fiscal 2001

	Oct. 2001	Nov. 2001	Dec. 2001	Jan. 2002	Feb. 2002	Mar. 2002
Number of Netstock accounts (Change)	65,772 (2,672)	67,104 (1,332)	68,366 (1,262)	70,238 (1,872)	72,292 (2,054)	74,106 (1,814)
Number of Netstock margin accounts (Change)	17,575 (1,158)	18,344 (769)	18,999 (655)	19,711 (712)	20,337 (626)	20,919 (582)
Number of share trades via Netstock	613,945	572,121	553,366	516,670	570,464	773,679
Total value of shares traded via Netstock (Millions of Yen)	502,760	471,598	397,715	369,197	427,763	672,706

First half of fiscal 2002

	Apr. 2002	May 2002	Jun. 2002	Jul. 2002	Aug. 2002	Sep. 2002
Number of Netstock accounts (Change)	75,638 (1,532)	77,265 (1,627)	79,226 (1,961)	81,087 (1,861)	82,671 (1,584)	84,018 (1,347)
Number of Netstock margin accounts (Change)	21,471 (552)	21,871 (400)	22,250 (379)	22,797 (547)	23,297 (500)	23,614 (317)
Number of share trades via Netstock	622,829	616,338	519,679	620,032	544,769	495,589
Total value of shares traded via Netstock (Millions of Yen)	533,392	563,826	469,025	543,582	450,273	416,549

Second half of fiscal 2002

	Oct. 2002	Nov. 2002	Dec. 2002	Jan. 2003	Feb. 2003	Mar. 2003
Number of Netstock accounts (Change)	85,325 (1,307)	86,619 (1,294)	87,922 (1,303)	89,254 (1,332)	90,730 (1,476)	92,087 (1,357)
Number of Netstock margin accounts (Change)	23,933 (319)	24,181 (248)	24,431 (250)	24,651 (220)	24,893 (242)	25,150 (257)
Number of share trades via Netstock	593,425	606,211	493,275	528,380	548,925	545,429
Total value of shares traded via Netstock (Millions of Yen)	498,520	487,966	385,187	415,422	432,760	398,661